UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 21, 2004

EXPRESSJET HOLDINGS, INC.
(Exact name of registrant as specified in its charter)



Delaware	**1-31300**	**76-0517977**
(*State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

1600 Smith Street, Dept. HQSCE **Houston, Texas**	**77002**
(Address of principal executive offices)	*(Zip Code)*

713-324-2639
(Registrant's telephone number, including area code)

Item   2.02   Results of Operations and Financial Condition

On October 21, 2004, we issued a press release announcing our results of operations and financial condition for the third quarter of 2004. The press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>EXPRESSJET HOLDINGS, INC.</u>
<u>(Registrant)</u>

Date: October 21, 2004

/s/ Frederick S. Cromer
Frederick S. Cromer
Vice President and Chief Financial Officer

<u>EXHIBIT INDEX</u>

99.1   Press Release